Via Facsimile and U.S. Mail
Mail Stop 4720

August 19, 2009

Dr. Martine Rothblatt
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-26301

Dear Dr. Rothblatt:

In addition to the comments we issued to you in our August 7th letter, we have the following additional comment regarding our review of your filing.

2. Summary of Significant Accounting Policies

Revenue Recognition

Remodulin Sale, F-13

1. You indicate on page 73 that you do not record reserves for damaged/expired product returns unless they occur during shipment and are known to you. Please tell us:

    *   The journal entry that you make during the period of sale for damaged/expired products when they occur during shipment and are known to you;
    *   The journal entry you make for the actual exchange of product returned to you for:
        o those products returned that did not occur during shipment or were not known to you; and
        o those products returned that occurred during shipment and were known to you; and
    *   The pre tax dollar amount recorded for product exchanges in your consolidated results of operations during each year in the three year period ended December 31, 2008.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant